June 13, 2007

By SEDAR

Alberta Securities Commission
410, 300 – Fifth Avenue S.W.
Calgary, Alberta  T2P 3C4

Dear Sirs/Mesdames:

Re:	Provident Energy Trust (the "Trust")
Filing of May 9, 2007 Press Release

It has come to our attention that the Trust's press release dated May 9, 2007 announcing its first quarter results was not filed on SEDAR after being released to the public.  Consequently, the Trust is now filing its May 9, 2007 press release on SEDAR in order to correct this oversight.

PROVIDENT ENERGY TRUST by
Provident Energy Ltd. “signed”
Date: June 14, 2007	By: Laurie Stretch
Mark N. Walker
Senior Manager, Investor Relations and Communications

Provident Energy Trust     800, 112 4th Ave. SW Calgary, AB T2P 0H3 tel. (403) 231-6710     fax. (403) 294-0111
www.providentenergy.com

Provident Energy Announces First Quarter 2007 Results

News Release 11-07
May 9, 2007

All values are in Canadian dollars and conversions of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated.

Highlights

Provident’s balanced portfolio strategy again delivered excellent performance, as cash flow per unit, net income per unit, and production all increased from the first quarter of 2006.

▪	Cash flow of $97 million ($0.46 per unit) and net earnings of $50 million ($0.24 per unit) were both up significantly from 2006 in absolute and per unit terms.

▪	Upstream production was in line with 2007 guidance, at 32,400 boed.

▪	New production of approximately 1,000 boed is coming on-stream in the second quarter, following successful completion of the first winter drilling season in Northwest Alberta.

▪	Midstream EBITDA of $63 million was up 92 percent from the first quarter of 2006, and the second phase of Redwater’s condensate off-loading facility was completed on time and on budget.

▪	Provident’s subsidiary MLP, BreitBurn Energy Partners, L.P. completed its first acquisition and reflected its growing value to Provident through continued strong market performance.

▪	On May 3, 2007, Provident announced a major Canadian upstream acquisition that delivers accretive growth and sustainability, extending consolidated RLI to 13.5 years.

CALGARY, ALBERTA– Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) reported first quarter 2007 cash flow from operations of $97 million ($0.46 per unit) compared to $79 million ($0.42 per unit) generated in the first quarter of 2006, an increase of 10 percent on a per unit basis. Distributions declared in the quarter totaled $76 million ($0.36 per unit) compared to $68 million ($0.36 per unit) in 2006. For the first quarter 2007, Provident’s payout ratio of cash flow from operations was 82 percent compared to 87 percent in the same period a year earlier. Production increased three percent to 32,400 barrels of oil equivalent per day (boed) from 31,600 boed in the first quarter of 2006. The production was weighted 47 percent natural gas, 48 percent light/medium oil and NGLs and five percent heavy oil.

“This is an exciting time at Provident,” said Provident President and Chief Executive Officer, Tom Buchanan. “We are currently delivering strong near-term results to our unitholders, as our disciplined diversification strategy drives strong operational and financial performance and stable distributions. Meanwhile, we are building substantial new long-term value by executing on an outstanding acquisition opportunity in the Canadian oil and gas business. We are now ideally positioned to capitalize on further value-added growth opportunities in all three business units.”

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Net earnings for the first quarter of 2007 were $50 million ($0.24 per unit), up 85 percent on a per unit basis compared to $24 million ($0.13 per unit) in the first quarter of 2006. The increase was attributable to improved margins in the Midstream business and unrealized gains on financial derivative instruments. Provident’s commodity price risk management program is designed to reduce volatility in cash flow and to protect a base level of distributions while at the same time providing an opportunity to participate in stronger commodity markets. Currently in the oil and gas production business, approximately 50 percent of expected production is hedged for 2007. In the Midstream business unit, financial derivative instruments are used to protect margins on the extraction and sale of natural gas liquids. Currently, 80 percent of the margin-related volume is hedged for the next two years, gradually dropping to 50 percent by 2011.

Business Unit Results

Provident has three business units, Canada Oil and Gas Production (COGP), U.S. Oil and Gas Production (USOGP), and Midstream, together providing a portfolio of diversified investments across the energy value chain in Canada and the United States.

Canada Oil and Gas Production

Provident’s Canada Oil and Gas Production (COGP) business unit produces and sells natural gas and oil from producing assets primarily in Alberta and southern Saskatchewan.

COGP had a very productive and successful winter drilling season. A total of 40 net wells were drilled, including 21 in the Northwest Alberta area that were drilled, completed and tied-in with production flowing early in the second quarter of 2007. This program, along with 11 wells drilled prior to year-end and some optimization work, will add approximately net 6 million cubic feet per day (mmcfd) of production.  In the Southwest Saskatchewan area, 13 net wells were drilled and completed. Due to early spring break-up and weather conditions, most of these wells are forecast to be on production by the third quarter of 2007.

COGP capital expenditures for the period were $38 million.  78 percent of the expenditures were related to the winter drilling programs in Northwest Alberta and Southwest Saskatchewan. West Central Alberta spent $3 million on non-operated drilling projects.

Production for the first quarter of 2007 was 24,300 boed, up from 24,000 boed in the same period of 2006. Production was weighted 61 percent natural gas, 32 percent light/medium crude oil and NGLs, and seven percent heavy oil. The increase is primarily due to the acquisition of the assets in Northwest Alberta that occurred in the third quarter of 2006, offset by natural declines.

Operating costs of $11.99 per barrel of oil equivalent (boe) for the first quarter remained consistent with the operating costs in the fourth quarter of 2006, but increased 11 percent from operating costs of $10.80 per boe in the first quarter of 2006. This reflects increased costs in a number of categories including well servicing, maintenance, fluid hauling and power and fuel due to high commodity prices and increased demand for services.

COGP generated cash flow of $46 million in the first quarter of 2007, up from $40 million in the same period in 2006. The 16 percent increase is a result of successful drilling programs in the fourth quarter of 2006, the acquisition of the Rainbow assets, improved crude oil pricing and liquids product mix offset by decreased natural gas pricing.

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U.S. Oil and Gas Production

Provident’s U.S. Oil and Gas Production (USOGP) business unit produces and sells primarily light sweet crude from basins in Southern California, Wyoming and Texas.  Provident’s USOGP business unit consists of two operating entities. BreitBurn Energy Partners, L.P. (NASDAQ-BBEP) is a publicly-traded MLP, of which Provident owns approximately 66 percent.  Provident also has a 96 percent-owned, privately-held subsidiary, BreitBurn Energy Company L.P. (BreitBurn). Provident consolidates production, financial and reserve results from both entities in the USOGP business unit.

In the Orcutt field in California’s Santa Maria basin, BreitBurn completed drilling one commercial diatomite well pod. Preliminary results from the 14 wells drilled showed very good potential to extend the longevity of the production beyond the initial estimates. Construction commenced on the water handling facility for the thermal project. Activity at Orcutt accounted for 60 percent of the $14 million of capital expenditures in the first quarter of 2007. The balance was spent on drilling, optimization and facility upgrades in California at West Pico and Santa Fe Springs and in Wyoming.

Production for the first quarter of 2007 was 8,100 boed, up five percent from 7,700 boed in the same period of 2006. Production included 400 boed from the Lazy JL field in the West Texas Permian basin, acquired by BBEP in January, 2007. Production was weighted 95 percent light crude oil and five percent natural gas.  2,900 boed of production was from Provident’s U.S. assets in West Pico, Orcutt, Sawtelle and East Coyote, which are operated by BreitBurn Energy. The MLP had production of 5,200 boed. Consistent with fourth quarter 2006, operating costs remained high at $22.87 per boe for the first quarter 2007. Commodity prices remain strong, keeping utilities and other costs and services in high demand.

Cash flow generated in the first quarter of 2007 in USOGP was $1 million, down from $13 million in the first quarter of 2006. The substantial decrease is due to payments related to unit-based compensation of $12 million. These payments resulted from the strong market value growth of the units of BreitBurn Energy Partners, L.P. from its successful IPO launch in the fourth quarter of 2006 to year-end. The subsequent strong performance of the units in the market continues and Provident as a holder of approximately 66 percent of the outstanding units is the largest beneficiary of this growth.

Midstream

Provident’s Midstream business unit participates in all elements of the natural gas liquids (NGL) value chain, including extraction of NGLs from natural gas, transportation, fractionation of NGL mix into products (ethane, propane, butane and condensate), storage of blended NGLs and NGL products, and distribution and marketing of NGL products. Provident is the second largest integrated NGL player in Canada, and is one of three Canadian companies with ownership in a west-to-east NGL system.

Midstream delivered excellent first quarter results in 2007. Midstream EBITDA (earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items) was $63 million, up substantially from $33 million in the first quarter of 2006. Similarly, cash flow from operations in the first quarter was $50 million, representing over 50 percent of Provident’s total first quarter cash flow, and up 90 percent from cash flow in the first quarter of 2006. The increases in EBITDA and cash flow reflect stronger propane plus prices and margins. Midstream operators minimized the impact of a strike at CN Rail with effective marketing and logistics efforts. Safety performance remains strong as CN Rail has again awarded Provident with the “CN Safe Handling Award” for 2006.

Provident has three distinct business lines within the Midstream business unit. In the first quarter of 2007, the Empress East business line generated approximately 43 percent of the gross operating margin, the Redwater West business line generated approximately 39 percent and the balance of 18 percent was generated by the Commercial Services business line.

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The Empress East business line extracts NGLs from natural gas at the Empress straddle plants and sells finished products into markets in Central Canada and the Eastern United States. The margin in this business is determined by the “frac spread ratio”, which is the ratio between crude oil prices and natural gas prices. The higher the ratio, the better this business line will perform. For the first quarter of 2007, the gross operating margin generated was $31 million as compared to $23 million in the first quarter of 2006. This increase is primarily due to a nine percent increase in selling prices partially offset by a 22 percent reduction in propane plus sales volumes in the first quarter of 2007, as compared with the same period in 2006. The lower sales volumes resulted from lower opening inventory volumes in 2007, compared with 2006.

The Redwater West business line purchases an NGL mix from various producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta. Because the feedstock for this business line is NGL mix rather than natural gas, the frac spread ratio does not have a significant impact on margin. Additional income also comes from a long-term NGL purchase agreement from Taylor Gas Liquids for its share of the production at the Younger plant. In the first quarter of 2007, the gross operating margin generated was $28 million as compared to $3 million in the same period in 2006. This increase results from a six percent increase in propane plus prices, combined with a 10 percent increase in volumes.

The Commercial Services business line generates income from stable fee-for-service contracts to provide fractionation, storage, loading, and marketing services to upstream producers. Income from pipeline tariffs from Provident’s ownership in NGL pipelines is also included in this business line. A total of $13 million of gross margin was generated in the first quarter of 2007 by this business line as compared to $10 million in the first quarter of 2006. The improvement reflects the benefit of the June 2006 commissioning of the condensate rail off-loading terminal.

During the first quarter of 2007, Midstream had sales volume of 125,000 barrels per day (bpd), compared with 130,800 bpd in the first quarter of 2006. The four percent decrease in sales volumes reflects lower opening inventory in the Empress East segment partially offset by increased sales in the Redwater West segment.

In the first quarter of 2007, the second phase of the previously announced condensate rail offloading facility at Redwater was completed on time and budget. This project added 25,000 bpd of new condensate handling capacity at Redwater. With the increasing demand for condensate in the Alberta oil sands industry, Provident’s Midstream business unit is well positioned to expand its fee for service business to meet the continued growth needs of the oil sands operators.

Subsequent Event and Business Outlook

Thus far in 2007, Provident is on track to deliver another excellent year, with strong performance in all three business units.

Provident’s Canadian upstream business will be strengthened by the May 3, 2007 announcement of our intention to acquire Capitol Energy. The  total transaction value of $508 million is comprised of Provident’s offer to acquire all the outstanding shares of Capitol Energy for $8.16 per share and assume Capitol’s net debt of $41 million. Financing for this acquisition will be provided by existing credit facilities and a new offering of subscription receipts. Full details of the Provident offer will be included in the take-over bid circular and related documents to be filed with securities regulators and mailed to Capitol shareholders.

In Capitol’s year-end 2006 evaluation, independent reserves evaluator McDaniel & Associates identified proved plus probable reserves of 30 million barrels of oil equivalent (boe), which increases Provident’s Canadian proved plus probable reserves base by 40 percent. McDaniel’s proved plus probable plus possible (3P) reserves figure was 57.1 million barrels, demonstrating the pool’s outstanding potential for reserves growth through waterflood implementation.  Provident’s internal risked 3P reserves estimate is 38.7 million boe.  At current reserves and production estimates, Provident calculates the proved plus probable reserves life index (RLI) to be 16.5 years, increasing Provident’s consolidated RLI by 10 percent to 13.6 years.

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This acquisition is accretive on key per-unit financial and operational metrics, using the base case of an 11 percent recovery factor:

▪	Expected cash flow per unit increases four percent in 2008 and 10 percent in 2009;
▪	Consolidated per-barrel netbacks increase three percent in 2007 and seven percent in 2008; and
▪	Consolidated per-barrel operating costs decrease five percent in 2007 and over 11 percent in 2008, based on operating costs below $5.00 per boe at Dixonville.

This proposed acquisition is expected to close by the end of June, 2007. For further details about this acquisition, please refer to Provident’s press release dated May 3, 2007 which can be found on our website at: www.providentenergy.com.

In continuing operations, COGP had a very successful first winter drilling season in Northwest Alberta, adding approximately 1,000 boed of production.  Prior to the proposed Capitol acquisition, we expect COGP production to average 22,000 to 24,000 boed in 2007. Operating costs are expected to remain fairly consistent with today’s costs.

USOGP will continue to move the thermal project at Orcutt forward. With encouraging test results and completion of the regulatory process, initial production is expected to begin in late 2007. Full production of 1,500 to 1,800 bpd is expected by 2009.

BBEP completed its first acquisition as a MLP with the acquisition of oil assets in the West Permian basin in West Texas. The MLP will continue to look for high quality, long-life assets to add to the portfolio.  Provident anticipates that production will average 8,000 to 8,500 boed in 2007 for both the MLP and the BreitBurn assets.

The Midstream business is cyclical, with stronger demand for NGLs in the winter months than in the summer. In typical years, EBITDA declines considerably in the second quarter compared to the first quarter. As the winter season comes to an end and the demand for heating fuels decline, inventories that have been depleted will begin to be replenished. First quarter 2007 had very strong demand, and inventories across North American were drawn down to levels lower than the same period in 2006.

Provident’s Board of Directors has approved an increase to the 2007 capital budget from $170 million to $180 million. The COGP capital budget will increase from $72 million to $88 million. This does not include additional capital spending for the proposed Capitol Energy acquisition. The USOGP capital budget will increase from $53 million to $64 million, and the Midstream capital budget will decrease from $42 million to $22 million. Capital allocated for corporate purposes will be $6 million for 2007.

Government Taxation Announcement

In the federal budget of March 19, 2007, the Canadian government reaffirmed its intention to introduce a tax on income trust distributions to commence in 2011. This intention was originally announced on October 31, 2006.

Provident continues to be an active member of the various lobby groups involved in educating the government on the benefits of the energy trust sector. Unitholders are encouraged to contact the government to voice their concern and opposition to this tax initiative. As well, Provident will continue to evaluate  strategic opportunities that may arise as the energy sector adjusts to the planned tax changes.

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Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada and the United States.  Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

Provident’s interim consolidated financial statements and MD&A for the quarter ended March 31, 2007, are available on SEDAR (www.sedar.com), and on Provident’s website, at ww.providentenergy.com, under the heading “Investors.”

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Laurie Stretch Senior Manager, Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 – 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com

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Consolidated financial highlights

Consolidated
($ 000s except per unit data)	Three months ended March 31,
	2007	2006	% Change

Revenue (net of royalties and financial derivative instruments)	$587,675	$553,706	6

Cash flow from COGP operations (1)	$46,410	$39,949	16
Cash flow from USOGP operations (1) (3)	1,226	12,864	(90)
Cash flow from Midstream operations (1)	49,492	26,093	90
Total cash flow from operations (1)	$97,128	$78,906	23
Per weighted average unit – basic	$0.46	$0.42	10
Per weighted average unit – diluted (2)	$0.46	$0.42	10
Declared distributions to unitholders	$76,271	$68,350	12
Per unit	$0.36	$0.36	-
Percent of cash flow from operations paid out as declared distributions (4)	82%	87%	(6)
Net income	$50,306	$24,200	108
Per weighted average unit – basic	$0.24	$0.13	85
Per weighted average unit – diluted (2)	$0.24	$0.13	85
Capital expenditures	$52,317	$53,908	(3)
Property acquisitions, net	$44,002	$1,395	3054
Weighted average trust units outstanding (000s)
- Basic	211,731	189,134	12
- Diluted (2)	211,969	189,572	12

Consolidated
	As at	As at
	March 31,	December 31,
($ 000s)	2007	2006	% Change
Capitalization
Long-term debt	$965,564	$988,785	(2)
Unitholders’ equity	$1,528,448	$1,542,974	(1)
(1) Represents cash flow from operations before changes in working capital and site restoration expenditures.
(2) Includes dilutive impact of unit options, exchangeable shares and convertible debentures.
(3) First quarter 2007 cash flow from USOGP operations is net of $12.3 million (2006 - $3.8 million) in payments related to unit based compensation expensed in the 2006 fiscal year and paid in the first quarter of 2007.

(4) Calculated as declared distributions to unitholders divided by cash flow from operations before changes in working capital and site restoration expenses, less distributions to non-controlling interests of $3.6 million (2006 - $0.4 million).

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Consolidated	Three months ended March 31,
	2007	2006	% Change

Oil and Gas Production
Daily production
Light/medium crude oil (bpd)	14,071	14,541	(3)
Heavy oil (bpd)	1,669	2,506	(33)
Natural gas liquids (bpd)	1,444	1,527	(5)
Natural gas (mcfpd)	91,432	78,274	17
Oil equivalent (boed)(1)	32,423	31,620	3
Average selling price (before realized financial derivative instruments)
Light/medium crude oil ($/bbl)	$57.21	$54.80	4
Heavy oil ($/bbl)	$34.69	$22.87	52
Corporate oil blend ($/bbl)	$54.82	$50.11	9
Natural gas liquids ($/bbl)	$48.86	$53.91	(9)
Natural gas ($/mcf)	$7.48	$8.00	(6)
Oil equivalent ($/boe)(1)	$49.88	$49.42	1
Field netback (before realized financial derivative instruments) ($/boe)	$26.87	$28.42	(5)
Field netback (including realized financial derivative instruments) ($/boe)	$27.76	$27.39	1

Midstream
Midstream NGL sales volumes (bpd)	125,033	130,735	(4)
EBITDA (000s)(2)	$62,941	$32,813	92
(1) Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.
(2) EBITDA is earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items.

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